UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Acquisition of Shares of LIG Insurance Co., Ltd.

On June 27, 2014, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to approve the acquisition of shares of LIG Insurance Co., Ltd. (“LIG Insurance”). The key details of the acquisition are as follows:

•	Number of shares to be acquired: 11,682,580 common shares

•	Purchase price (KRW): 685,000,000,000

•	Total number of shares to be owned by KB Financial Group following the acquisition: 11,682,580 common shares (representing 19.47% of LIG Insurance’s outstanding shares)

•	KB Financial Group will enter into the related share purchase agreement and the closing is expected to occur on October 1, 2014, on which date the purchase price will be finalized.

•	The acquisition remains subject to the regulatory approval process of Korea.

•	LIG Insurance’s subsidiaries include LIG Investment & Securities Co., Ltd., LIG Claims Survey & Adjusting Co., Ltd., Tomorrowplus Co., Ltd., Leading Insurance Services, Inc., PT. LIG Insurance Indonesia Inc., and LIG Insurance (China) Co., Ltd. Upon acquiring the shares of LIG Insurance, KB Financial Group is planning to add such subsidiaries of LIG Insurance as second-tier subsidiaries of KB Financial Group.

•	Key financial data of LIG Insurance Co., Ltd.:

Period	Total assets	Total liabilities	Total equity	Capital stock	Operating revenue	Net income
	(in millions of Won)
FY2013	20,637,167	19,134,786	1,502,381	30,000	8,365,796	117,202
FY2012	18,882,727	17,288,117	1,594,610	30,000	10,666,032	200,404
FY2011	15,766,920	14,412,855	1,354,065	30,000	9,500,834	203,777

*	Note: On a consolidated basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 27, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO